UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

Office A-E, 33/F, King Palace Plaza

55 King Yip Street, Kwun Tong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Departure of Directors

On December 18, 2025, Ms. Ma Jay Suk Lin (“Ms. Ma”) and Mr. Liu Kwong Sang (“Mr. Liu”) ceased to serve as independent non-executive directors (the “INEDs”) and members of board committees of New Century Logistics (BVI) Limited (the “Company”) upon the expiration of their respective terms, effective December 18, 2025. Ms. Ma and Mr. Liu’s departure was not the result of any disagreement with the Company regarding its operations, policies or procedures.

The board of directors (the “Board”) of the Company would like to express its sincere gratitude to Ms. Ma and Mr. Liu for their contributions to the Company during their respective tenures of office.

Appointment of Directors and Change in Composition of Board Committees

The Board further announces the following appointments and changes to the composition of the Board committees effective December 18, 2025:

(1)	Mr. Mak Tsz Yeung (“Mr. Mak”) has been appointed as an INED;

(2)	Ms. Chu Ka Ying (“Ms. Chu”) has been appointed as an INED;

(3)	in place of Ms. Ma and Mr. Liu, the then members of the audit committee, compensation committee and nominating and corporate governance committee of the Board, Ms. Chu and Mr. Mak has been appointed to serve as new members to such committees; and

(4)	in place of Ms. Ma, the then chairperson of the compensation committee of the Board, Mr. Mak, has been appointed to serve as a new chairperson of the compensation committee.

After the changes described above and effective from December 18, 2025,

●	the Board will consist of seven Directors, including three Executive Director, namely Mr. Ching Shun Ngan, Mr. Shing Kwan Lam, Henry and Mr. Long Kin Liu, and four Independent Directors, namely Mr. Mak, Ms. Chu, Mr. Kwok Wan Lee and Mr. Ho Kwan Wong.

●	the audit committee consists of Mr. Mak, Mr. Kwok Wan Lee, Ms. Chu, and Mr. Ho Kwan Wong with Mr. Ho Kwan Wong serving as the chairperson of the audit committee.

●	the compensation committee consists of Mr. Mak, Mr. Kwok Wan Lee, and Ms. Chu with Mr. Mak serving as the chairperson of the compensation committee.

●	the nominating and corporate governance committee consists of Mr. Mak, Mr. Kwok Wan Lee, and Ms. Chu, with Mr. Kwok Wan Lee serving as the chairperson of the nominating and corporate governance committee.

Set forth below is certain biographical information regarding the background and experience of Mr. Mak and Ms. Chu:

Mr. Mak Tsz Yeung, aged 41, has served as an executive director at China Vered Financial Holding Corporation Limited (HKEx stock code: 0245) from 2021 to 2025. He has over 15 years of post-qualification experience in corporate finance, commercial transactions and regulatory compliance. He is currently a partner at KS Ng Law Office and also serves as a consultant at Wong Poon Chan Law & Co., advising on corporate, commercial and regulatory compliance matters. Mr. Mak is a solicitor qualified in Hong Kong and holds professional qualifications including Chartered Financial Analyst (CFA), Fellow of the Society of Actuaries (FSA), Fellow of the Actuarial Society of Hong Kong, and Financial Risk Manager (FRM). He holds a Bachelor of Laws from Manchester Metropolitan University and a Postgraduate Certificate in Laws from The University of Hong Kong.

Ms. Chu Ka Ying, aged 36, has extensive experience in company secretarial and corporate governance matters for Hong Kong listed companies. She is currently serving as Company Secretary of JS Global Lifestyle Company Limited (HKEx stock code: 1691), and previously served as Company Secretary of Green Leader Holdings Group Limited (HKEx stock code: 0061). Miss Chu has also held company secretarial positions at other Hong Kong listed companies and professional service firms. She holds a Master of Corporate Governance from Hong Kong Metropolitan University and a Bachelor of Arts (Honours) in Business Administration from Birmingham City University, and is an Associate Member of both The Hong Kong Chartered Governance Institute (HKCGI) and The Chartered Governance Institute in the United Kingdom.

The Board has determined that Mr. Mak and Ms. Chu qualify as INEDs under the applicable rules and regulations of the SEC and The Nasdaq Stock Market LLC, including the independence standards set forth in Nasdaq Listing Rule 5605(a)(2), based on an evaluation of the relationships between the Company and Mr. Mak and Ms. Chu.

There are no family relationships among the directors or executive officers of the Company.

There is no arrangement or understanding between Mr. Mak and Ms. Chu, and any other person pursuant to which they were selected as directors of the Company.

There are no transactions in which Mr. Mak and Ms. Chu, or their immediate family members have an interest requiring disclosure under Item 404(a) of Regulation S-K.

The Board believes Mr. Mak and Ms. Chu will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Mak and Ms. Chu on joining the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Century Logistics (BVI) Limited

By:	/s/ Ching Shun Ngan
Name:	Ching Shun Ngan
Title:	Chief Executive Officer

Date: December 18, 2025